UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
E ENERGY ADAMS, LLC
(Exact name of small business issuer as specified in its charter)

Nebraska	20-2627531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
510 Main Street, P.O. Box 49, Adams, Nebraska 68301
(Address of principal executive offices)
(402) 988-4655
(Issuer’s telephone number)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: 333-101441 (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.
          E Energy Adams, LLC (“E Energy Adams”) is a Nebraska limited liability company. References to the “Registrant”, “we”, “our” or “us” mean and refer to E Energy Adams. We have one class of membership units issued and outstanding. As of December 31, 2006, there were 5,133 membership units outstanding. As of December 31, 2006, we had approximately 800 holders of record of our membership units. As of our fiscal year end on September 30, 2006, we had assets exceeding $10,000,000 and more than 500 holders of record of our membership units. Accordingly, we are registering our membership units in this registration statement. Our units, when issued and fully paid for, are non-assessable, not subject to redemption or conversion, and have no conversion rights.
          Pursuant to our operating agreement, distributions of E Energy Adams’ net cash flow (meaning our gross cash proceeds less the amount of proceeds used for expenses, debt payments, capital improvements, replacements, contingencies, as reasonably determined by our board of directors) are made in proportion to the units held by each member, regardless of class. This means that a member’s distribution is calculated based upon the number of units owned by the member in proportion to the total number of units outstanding. Distributions are restricted by certain loan covenants contained in debt financing agreements that are currently in effect and that we may enter into from time to time.
          Each unit holder accepted as a member of E Energy Adams is entitled to vote on all matters coming to a vote of the members. On each matter brought to a vote of the members, each member may cast one vote per unit held by the member. Members may cast votes in person or by proxy. Members do not have cumulative voting or pre-emptive rights.
          The members have the right to annually elect the board of directors who serve staggered three-year terms. Nominations for directors may be made by the nominating committee of the board of directors or by the board of directors as a whole. Members may also nominate candidates for our board by giving advance written notice to E Energy Adams with information about the nominee and the nominating member. Any board nomination made by a member must be accompanied by a nominating petition signed by unit holders representing at least 5% of our outstanding units.
          Our operating agreement permits each member unit holding 200 or more units to appoint one director to our board. The appointed director serves at the pleasure of the unit holder appointing him or her so long as the unit holder continues to own 200 or more of our units. The majority of our board of directors must be elected by our members regardless of how many directors are appointed by unit holders owning 200 or more of our units.
          In addition to electing members of the board of directors as set forth above, members of E Energy Adams are entitled to vote on:
•	our engagement in any activity that is inconsistent with our purpose, which is owning, constructing, operating, leasing, financing, contracting with and/or investing in ethanol production facilities; engaging in the processing of corn, grains, and other feedstocks into ethanol and any and all co-products and the marketing of all products and co-products from such processing; and engaging in any other business and investment activity in which a Nebraska limited liability company may lawfully engage;

•	knowing acts in contravention of the operating agreement, or company action that would make it impossible to carry on our ordinary business;

•	possession of company property by one or more directors or the assignment of rights in specific company property for a non-company purpose;

•	our voluntary engagement in any action that would cause E Energy Adams’ bankruptcy;

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•	the merger, consolidation, exchange, or other disposition of all or substantially all of the property of E Energy Adams, except for a liquidating sale of property in connection with our liquidation;

•	our confession of a judgment against E Energy Adams in amounts exceeding Five Hundred Thousand Dollars ($500,000);

•	the issuance of membership units at a purchase price of less than $5,000 per unit;

•	the issuance of more than an aggregate of 7,000 membership units;

•	the election to dissolve E Energy Adams; and

•	an act to cause E Energy Adams to acquire any equity or debt securities of any director or its affiliates, or the making of loans to any director or affiliate of E Energy Adams.
          Members are entitled to access certain information concerning our business and affairs, including, but not limited to, a list of our members and their capital accounts, our financial statements, tax returns and our articles of organization and operating agreement, together with all amendments. A member’s right to access this information is subject to any confidentiality restrictions we may implement.
          Our operating agreement prohibits all members from disposing of or transferring units without approval by our board of directors and compliance with the operating agreement. Prior to commencement of plant operations, members are not allowed to transfer their units unless the transfer was (i) to the member’s administrator or trustee by operation of law such as due to death or divorce or; (ii) without consideration to or in trust for the member’s descendants or spouse. Once we are engaged in substantial operations at the plant, members are allowed to transfer their units as follows:
•	To any individual or entity approved by our directors, in writing;

•	To any other member or any affiliate or related party of another member;

•	To any affiliate or related party of the transferor.
     The three types of transfers set forth above will be permitted provided they satisfy the following conditions:
•	The transferor and transferee must execute and deliver conveyance documents satisfactory to our legal counsel;

•	The transferor and transferee must furnish their tax identification numbers, information with respect to tax basis and any other information necessary to the preparation and filing of all of our required state and federal tax returns;

•	The units must be registered under the Securities Act and any applicable state laws or the transferor must provide an opinion of counsel, satisfactory to our directors, regarding an applicable exemption for which the transfer is eligible and that the transfer does not violate any applicable securities laws;

•	The transferor must provide an opinion of counsel, satisfactory to our directors, that the transfer does not trigger applicability of the Investment Company Act of 1940;

•	The transfer must not result in the termination of E Energy Adams within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended;

•	No transfer may be initiated or occur after the members have voted to dissolve and liquidate E Energy Adams or a decree of judicial dissolution has been entered; and

•	No transfer may occur if the transfer would cause E Energy Adams to be treated as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended.
          In the event any member attempts to make non-permitted transfer of units, the transfer will be null and void. However, if E Energy Adams is required to recognize the transfer or if the directors decide, in their discretion, to recognize the transfer, the units transferred will be limited only to the transferring member’s economic interest. In addition, the transferring member’s economic interest may be used to satisfy any debts, obligations or liabilities for damages that the transferor or transferee may have to E Energy Adams. The parties engaging in a transfer that is

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not permitted under our operating agreement will hold harmless and indemnify E Energy Adams and the other members from all cost, liability, and damage that the indemnified members may incur as a result of the transfer or attempted transfer. These restrictions, along with the operating agreement provision providing that no member shall directly or indirectly own or control more than forty percent (40%) of the issued and outstanding membership units at any time, prevent a change of control of E Energy Adams.
Item 2. Exhibits.
          The following exhibits are filed as part of this registration statement. Exhibits previously filed are incorporated by reference, as noted.

Exhibit No.	Exhibit
3.1	Articles of Organization of the Registrant. Filed as Exhibit 3.1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-128902) and incorporated by reference herein.

3.2	Operating Agreement of the Registrant dated April 25, 2005. Filed as Exhibit 3.2 to the Registrant’s registration statement on Form SB-2 (Commission File 333-128902) and incorporated by reference herein.

4.1	Form of Membership Unit Certificate. Filed as Exhibit 4.1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-128902) and incorporated by reference herein.
SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

E ENERGY ADAMS, LLC

Date: January 29, 2007	By	/s/ Sam Sacco Sam Sacco, Chief Executive Officer

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